Equal Energy Announces Its Results for the First

Quarter Ended March 31, 2012

Calgary, Alberta – (CNW – May 10, 2012) Equal Energy Ltd. (“Equal”, “the Company”, “We” or “Our”) (TSX: EQU) (NYSE: EQU) is pleased to announce its financial and operating results for the first quarter ended March 31, 2012.

Don Klapko, President and Chief Executive Officer commented, “We are pleased to deliver excellent results in the first quarter of 2012.  It has been a very busy start to the year and I want to highlight some of the key achievements so far.”

Strong Operating Results

Equal generated $1.8 million in net income in Q1 whilst facing the headwinds of the lowest natural gas prices seen in ten years.  Production was up 20% year on year and averaged over 10,000 boe per day.  Funds from operations were up 12% year on year.  Operating expenses, G&A and interest expenses were all lower on a unit basis as a result of a continued focus on our cost structure.  Capital spending was less than cash flow for the quarter.

Improved Balance Sheet

The Company successfully closed on $9.7 million in non-core property dispositions undertaken to reduce overall debt.  This has been part of an ongoing balance sheet re-structuring and a strategy of improving of our financial flexibility that have been key goals since early 2011.  I am pleased to also announce that subsequent to the end of Q1, our banking syndicate has confirmed the continuation of our $200 million credit facility.  At this time our draw on this facility is only US$103 million which includes proceeds from the Mississippian oil venture and allows us significant latitude.

Mississippian Oil Venture

We announced on April 4th the terms under which Equal sold 50% of its working interest in Mississippian undeveloped lands in Oklahoma to Atlas Energy Partners LP.  This deal was closed on April 26th with proceeds to Equal of US$18 million.  As part of this transaction Equal has agreed with Atlas to jointly develop this acreage with Atlas operating the drilling and completion phases and Equal operating the production.  The venture intends to drill a minimum of six horizontal wells for the balance of 2012 starting in late Q2 or early Q3.  The immediate realization of these proceeds and the securing of a quality joint venture partner underpin strong future value growth for Equal.

Successful Drilling Programs

In Q1 Equal drilled six successful wells.  Four wells were put down in our northern Oklahoma Hunton play.  Two of these were on production at quarter end, and the other two will be on in Q2.  All four wells also preserved substantial additional Mississippian acreage.  Two wells were drilled in our core Twin Cities Central Dolomite (TCCD) play also in Oklahoma.  One was on production by the end of Q1 and the second was substantially drilled and is awaiting tie-in.  Subsequent to the quarter end Equal was drilling its third TCCD well and had just finished drilling its first Cardium oil well in Canada.

Strategic Review

On May 3rd, Equal’s board of directors announced the initiation of a strategic review process to be managed by a special committee of independent board members with the assistance of Scotiabank as strategic advisors.  The board and management are responding to a perceived significant gap between the value of the Company’s underlying assets, and the value being recognized in the Company’s stock price.  The objective of the strategic review is to explore ways to potentially close this gap and improve the valuation of the Company.

The following table is a summary of selected financial and operational information for the three months ended March 31, 2012 with comparative 2011 figures.
	Three months ended March 31
Financial and Operations Summary (in thousands except for volumes, percentages and per share and boe amounts)	2012	2011	Change
FINANCIAL
Oil, NGL and natural gas revenues including realized hedging	33,062	35,078	(6%)
Funds from operations	12,973	11,580	12%
Per share – basic ($)	0.37	0.42	(12%)
Per share – diluted ($)	0.36	0.42	(14%)
Net income / (loss)	1,837	(3,382)
Per share – basic and diluted ($)	0.05	(0.12)
Total assets	441,503	386,376
Working capital (deficit) including long-term debt	(119,822)	(72,791)
Convertible debentures	41,534	80,336
Shareholders’ equity	217,865	165,337
SHARES OUTSTANDING
Shares outstanding – basic (000s)	34,970	27,724
Shares outstanding – diluted (000s)	36,129	27,724
Shares outstanding at period end (000s)	34,992	27,733
OPERATIONS
Average daily production
Oil (bbls per day)	1,353	2,567	(47%)
NGL (bbls per day)	3,908	2,324	68%
Gas (mcf per day)	30,729	22,545	36%
Total (boe per day)	10,383	8,649	20%
Average sales price
Oil ($ per bbl)	88.76	75.40	18%
NGL ($ per bbl)	39.03	47.52	(18%)
Gas ($ per mcf)	2.95	3.80	(22%)
Cash flow netback ($ per boe)
Revenue	34.99	45.06	(22%)
Royalties	6.53	9.33	(30%)
Production expenses	9.74	11.37	(14%)
Transportation expenses	0.31	0.56	(45%)
Operating netback	18.41	23.80	(23%)
General and administrative	2.60	5.46	(52%)
Cash interest expense	2.24	3.83	(42%)
Other cash costs	(0.16)	(0.37)	(57%)
Cash flow netback	13.73	14.88	(8%)

Equal Energy Ltd.’s complete unaudited, consolidated financial statements, accompanying notes and Management’s Discussion and Analysis for the quarter ended March 31, 2012 will be available on Equal’s website at www.equalenergy.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/degar.shtml.

For further information:
Dell Chapman
Chief Financial Officer
(403) 538-3580 or (877) 263-0262

Don Klapko
President & CEO
(403) 536-8373 or (877) 263-0262

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma. Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU). The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta and Oklahoma. Current production is comprised of approximately 13% crude oil, 38% NGLs and 49 % natural gas. Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play and the Mississippian light oil play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law including ongoing drilling plans and cost of capital. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including the closing of the sale of certain Mississippian interests, the commencement and continuation of joint venture operations on the Mississippian play with Atlas, the repayment of debt, the availability of funds under Equal’s credit facility and the use of Equal; risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.